Mail Stop 3561
      September 15, 2005

Sabine Bruckert, Esq.
Vice President, General Counsel
  and Corporate Secretary
Henry Birks & Sons Inc.
c/o CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011

      Re:	Henry Birks & Sons Inc.
      Amendment No. 1 to Registration Statement on Form F-4
      Filed September 8, 2005
		File No. 333-126936

Dear Ms. Bruckert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.
Cover Page
1. It is not sufficient to state that "after the merger" Birks
Class
A voting shares will be listed for trading on the American Stock Exchange. Because you are not filing a Schedule 13E-3, the stock must trade on the exchange at or before the effective time of the merger. In addition, because you cannot be certain that Birks` listing application will be accepted by the American Stock Exchange, you should state that Birks has applied for listing. Please revise.

The Merger, page 37

Mayor`s Reasons for the Merger and Negative Factors Considered,
page
44
2. From the materials you have provided us in response to comment
21
in our letter dated August 23, 2005, it appears that you have not stated in the registration statement potential concerns related to the merger to Mayor`s shareholders, such as reduced credit availability at Birks and foreign exchange risks arising from Birks being a Canadian company. On pages 45-46, please revise the discussion on the material negative factors considered to reflect these concerns.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at
(202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Adam Givertz, Esq.
	Shearman & Sterling LLP
	Fax: (416) 360-2958



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Sabine Bruckert, Esq.
Henry Birks & Sons Inc.
September 15, 2005
Page 1